3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  (215) 981- 4659

direct fax:  (866) 422 - 2114

falcoj@pepperlaw.com

January 30, 2018

Division of Investment Management U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Deborah O’Neal-Johnson, Senior Counsel

Re:          FundVantage Trust (the “Trust”)

1940 Act File No.  811-22027

1933 Act File No.  333-141120

Dear Ms. O’Neal-Johnson:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) to Post-Effective Amendment No. 177 to the Trust’s registration statement on Form N-1A (Accession No. 0001104659-17-071458), filed with the Commission on December 1, 2017 (the “Amendment”), which were provided on January 18, 2018. The Amendment was filed to make certain material changes to the Trust’s registration statement with respect to the Gotham Enhanced Index Plus Fund (formerly, the Gotham Index Core Fund and referred to herein as the “Enhanced Fund”) and the Gotham Master Long Index Fund (formerly, the Gotham Master Long Fund and referred to herein as the “Master Fund”), each an existing series of the Trust.

We appreciate the opportunity to address the Staff’s comments regarding the Funds. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Division of Investment Management

U.S. Securities and Exchange Commission

January 30, 2018

1.              With respect to the Enhanced Fund, clarify that the Fund attempts to achieve its investment object to seek to outperform its benchmark over most annual periods net of the Fund’s fees and expenses.

Response:  The prospectus will be revised to address the Staff’s comment.

2.              With respect to both Funds, provide to the Staff prior to effectiveness completed fee tables and expense examples.  As a reminder, if required, disclose in a separate line item in the fee table any Acquired Fund Fees and Expenses.

Response:  Please see Appendix A attached hereto.

3.              With respect to the Enhanced Fund, the Staff notes that the investment adviser’s ability to recoup fees waived and expenses reimbursed is limited to three years from end of the fiscal year in which the investment adviser waived or reimbursed such expense.  Please note the Staff’s view that recoupment of waived fees or reimbursed expenses should be limited to three years from the date on which the investment adviser waived or reimbursed such expense amounts.  The Staff requests that the Fund modify the recoupment provision in the expense limitation agreement so that the recoupment provision is consistent with the Staff’s view.

Response:  The Fund respectfully submits that the investment adviser’s ability to recoup amounts waived or reimbursed under the expense limitation agreement is consistent with relevant accounting guidance.(1)  Nevertheless, on a going forward basis, any new or revised expense limitation arrangement will reflect the Staff’s view and limit recoupment of waived fees or reimbursed expenses by the investment adviser to three years from the date on which the investment adviser waived or reimbursed such amounts.

4.              For both Funds, in the “Summary of Principal Risks” and “Risks” sections, add risk disclosure for small- and mid-cap securities.

Response:   The prospectus will be revised to address the Staff’s comment.

(1)  See Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, paragraph 8 (“FAS 5”) and FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 (“CON 6”).  See also, AICPA Audit & Accounting Guide for Investment Companies, (the “AAG”), 8.07

Division of Investment Management

U.S. Securities and Exchange Commission

January 30, 2018

5.              With respect the Enhanced Fund, under “Performance Information” disclose when the Fund’s investment strategy changed.

Response:   The prospectus will be revised to address the Staff’s comment.

6.              With respect to both Funds, under the heading “Risks,” revise the paragraph regarding Market Risk to state that the Fund is not an index fund and is not managed to track the performance of the benchmark.

Response:   The prospectus will be revised to address the Staff’s comment.

7.              With respect to the Master Fund, please consider whether the use of “long” and “index” in the Fund’s name is consistent with the Fund’s investment policies and Rule 35d-1.

Response:   In order to address the Staff’s comment, the Master Fund’s name has been changed to “Gotham Master Index Plus Fund” and the prospectus will be revised to reflect this name change.

8.              With respect to the Master Fund’s industry concentration policy disclosed under “Investment Limitations” in the Statement of Additional Information, confirm that the Fund will consider the industry concentration policy of any investment company in which it invests in monitoring compliance with such policy.

Response:  Confirmed.

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We trust that this response addresses the Staff’s comments.  Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.

APPENDIX A

GOTHAM ENHANCED INDEX PLUS FUND

Expenses and Fees

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

Institutional Class
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.70%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses	4.53%
Dividend and Interest Expense on Securities Sold Short	1.06%
Other Operating Expenses	3.47%
Total Annual Fund Operating Expenses(1)	5.23%
Fee Waivers and/or Expense Reimbursements(1)	(3.32)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(1)	1.91%

(1)  Gotham Asset Management, LLC (“Gotham” or the “Adviser”) has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (exclusive of taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions), do not exceed 0.85% (on an annual basis) of average daily net assets of the Fund (the “Expense Limitation”). The Expense Limitation will remain in place until January 31, 2020, unless the Board of Trustees of FundVantage Trust (the “Trust”) approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund’s Institutional Class shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$194	$949	$2,056	$4,800

GOTHAM MASTER INDEX PLUS FUND

Expenses and Fees

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

Institutional Class
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees(1)	0.00%
Distribution and/or Service (Rule 12b-1) Fees	None
Other Expenses	10.31%
Total Acquired Fund Fees and Expenses (“AFFE”)	1.07%
AFFE Attributable to Acquired Fund Management Fees	0.33%
AFFE Attributable to Acquired Fund Dividend and Interest Expense on Securities Sold Short	0.58%
AFFE Attributable to Acquired Fund Other Expenses	0.16%
Total Annual Fund Operating Expenses(2),(3)	11.38%
Fee Waivers and/or Expense Reimbursements(3)	(10.31)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements(2),(3)	1.07%

(1)  Gotham Asset Management, LLC (“Gotham” or the “Adviser”) is not entitled to receive an investment advisory fee on Fund assets invested in mutual funds advised by Gotham (each an “underlying fund” and collectively, the “underlying funds”), but is entitled to receive an investment advisory fee of 0.75% of the Fund’s average net assets invested in investments other than an underlying fund. While Gotham does not receive an investment advisory fee from the Fund on assets invested in an underlying fund, it does receive an investment advisory fee from each underlying fund as investment adviser to such funds. The Fund does not currently expect to invest in assets other than underlying funds; however, to the extent it does, the Fund will pay an advisory fee on such assets.

(2)  “Total Annual Fund Operating Expenses” will not correlate to the ratio of expenses to average net assets that will be disclosed in the Fund’s annual and semi-annual reports to shareholders in the financial highlights table, which reflects the operating expenses of the Fund and does not include “Acquired Fund Fees and Expenses.”

(3)  The Adviser has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (exclusive of taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, management fees (if any) and brokerage commissions), do not exceed 0.00% (on an annual basis) of average daily net assets of the Fund (the “Expense Limitation”). The Expense Limitation will remain in place until January 31, 2020, unless the Board of Trustees of FundVantage Trust (the “Trust”) approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund’s Institutional Class shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Class	$109	$1,412